

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. William S. Gorin
Chief Financial Officer
MFA Financial, Inc
350 Park Avenue, 21st Floor
New York, New York 10022

> **Re:** **MFA Financial, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 11, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-13991**

Dear Mr. Gorin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief